02019499

AB

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D STATES
XCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED MAR 19 2002 366 PROCESSING SECTION

SEC FILE NUMBER
8- 31907

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VISUN SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2505 N. 124th Street, Suite 205
(No. and Street)

Brookfield	WI	53005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Vish R. Naik (262) 789-1489
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jon Neal
(Name – *if individual, state last, first, middle name*)

3001 W. Layton Avenue	Greenfield	WI	53221-2628
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P APR 05 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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OATH OR AFFIRMATION

I, Vish R. Naik, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Visun Securities Corporation, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Vish R. Naik

Signature

President

Title

Thomas F. Kalish

Notary Public

Thomas F. Kalish
My commission expires on March 6, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Visun Securities Corporation

Financial Statements and Auditor's Report

December 31, 2001

Table of Contents

THE NEAL GROUP LLC

Accountants and Advisors
for Businesses and Individuals.

3001 West Layton Avenue
Greenfield, Wisconsin 53221
Ph 414.325.2040
Fx 414.325.2047
team@nealgroup.net

Jon Neal, CPA, MST
Certified Public Accountant

To The Board of Directors and Shareholders of
Visun Securities Corporation

We have audited the accompanying balance sheet of Visun Securities Corporation (a Wisconsin corporation) as of December 31, 2001, and the related statements of income and retained earnings, stockholder's equity and cash flow for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United State of America. Those standards require that we plan and perform the audit to obtain a reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Visun Securities Corporation as of December 31, 2000, and the results of its operations and its cash flow for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are required for NASD purposes only. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole.

The Neal Group, LLC

February 25, 2002

Visun Securities Corporation
Balance Sheet
As of December 31, 2001

ASSETS		
Cash and temporary investments		$38,998
Cash - trust account		500
Prepaid taxes		2,244
Commissions receivable		22,696
Total current assets		64,438
Property and equipment, at cost	$36,632	
less accumulated depreciation	(32,257)	4,375
Non-marketable investments (Note 6)		14,500
Total assets		$83,313
LIABILITIES AND STOCKHOLDER'S EQUITY		
Profit sharing contribution payable		$0
Accounts payable		$0
Payroll taxes payable		2,263
Commissions payable		18,747
Income taxes payable (Note 3)		0
Total current liabilities		21,010
Subordinated loan (Note 2)		25,000
Total current liabilities		$46,010
Common stock - 10,000 shares issued and outstanding no par value		10,000
Additional paid in capital		12,000
Unrealized losses in temporary investments		(28,447)
Retained earnings		43,750
Total stockholder's equity		$37,303
Total liabilities and stockholder's equity		$83,313

The accompanying notes are an integral part of these financial statements.

Visun Securities Corporation
Statement of Income and Retained Earnings
For the Year Ended December 31, 2001

Income	
Commission income	$463,379
Investment income	(823)
Total income	$462,556
Expenses	
Depreciation	670
Insurance	1,707
Interest	4,500
Licenses	3,960
Auto expense	213
Office supplies	1,738
Retirement plan contribution	3,086
Rent	11,603
Reapirs	370
Payroll taxes	6,287
Property taxes	321
Telephone	3,691
Travel and entertainment	36
Wages	91,284
Advertising	817
Commissions paid	318,177
Legal and accounting	5,530
Dues and publications	633
Total expenses	$454,623
Net income (loss) berfore provision for income taxes	$7,933
Provsion for income taxes (Note 3)	2,175
Net income (loss)	$5,758
Retained earnings, December 31, 2000	37,992
Retained earnings, December 31, 2001	$43,750

The accompanying notes are an integral part of these financial statements.

Visun Securities Corporation
Statement of Stockholder's Equity
For the Year Ended December 31, 2001

Stockholder's Equity, December 31, 2000	$48,618
Additional paid in capital	12,000
Decrease in value of temporary investments	(29,073)
Increase (decrease) - net income	5,758
Stockholder's Equity, December 31, 2001	$37,303

The accompanying notes are an integral part of these financial statements.

Visun Securities Corporation
Statement of Cash Flow
For the Year Ended December 31, 2001

Cash Flows From Operating Activities	
Net inome	$5,758
Adjustments to reconcile net income to	
net cash provided by operating activities -	
Depreciation	670
Loss on disposal of equipment	716
(Increase) decrease in commissions receivable	21,675
(Increase) decrease in note receivable	1,500
(Increase) decrease in prepaid taxes	(2,244)
Increase (decrease) in accounts payable	(1,500)
Increase (decrease) in retirement plan payable	(3,146)
Increase (decrease) in payroll taxes payable	508
Increase (decrease) in income taxes payable	(4,000)
Increase (decrease) in commissions payable	(18,970)
Net Cash Flow From Operating Activities	$967
Cash Flow From Investing Activities -	
Purchase of equipment	(1,677)
Investment in non-marketable investments	0
Decrease in value of temporary investments	(9,440)
Additional paid in capital	0
Net Cash Flow From Investing Activities	($11,117)
Net Cash Flow From Financing Activities	
Repayment of loan	(400)
Net cash Flow From Financing Activities	($400)
Net Increase (Decrease) in Cash	($10,550)
Cash and temporary investments, December 31, 2000	49,548
Cash and temporary investments, December 31, 2001	$38,998
Supplemental disclosures of cash flow information -	
Cash paid for interest	$4,500
Income taxes paid	4,419

The accompanying notes are an integral part of these financial statements.

Visun Securities Corporation

Notes to Financial Statements
December 31, 2001

Summary of Significant Accounting Policies

Visun Securities Corporation operates as a securities firm in Southeastern Wisconsin. The National Association of Securities Dealers (NASD), the Securities and Exchange Commission (SEC), and various other federal and state agencies regulate it.

Depreciation – Depreciation of equipment is recorded using the modified cost recovery method (MACRS) for both financial reporting and tax purposes.

Cash and temporary investments – The Company considers all highly liquid debt instruments with a maturity of three months or less and its mutual funds to be cash and temporary investments. Temporary losses due to market fluctuations are shown as an adjustment to retained earnings.

Note 1 – Minimum Capital Requirements

As a broker-dealer regulated by the NASD, the Company is required to maintain certain minimum capital levels. At all times during 2001, the Company exceeded the minimum capital required.

Note 2 – Subordinated Loan

The Company has a loan payable to its officer and sole stockholder. It carries an interest rate of 12%, is due December 31, 2004, and is subordinated to all creditors.

Note 3 – Income Taxes

As of December 31, 2001, the Company recorded a provision for income taxes payable based on statutory tax rates. There were no significant differences between financial and tax reporting.

Note 4 – Lease Obligations

The Company leases certain office space under a lease that expires in October 2004. The minimum monthly lease payment is $1,745 per month.

Note 5 – Retirement Plan

The Company maintains a discretionary profit sharing plan for eligible employees. For 2001, a contribution of $3,086 was made.

Note 6 - Non-marketable investments

The Company has purchased warrants giving it the right to purchase share of the National Association of Securities Dealers (NASD) stock when it becomes available. The investment is shown at cost.

Visun Securities Corporation

Supplementary Schedules

Visun Securities Corporation
Statement of Changes in Liabilities Subordinated
to Claims of Creditors
For the Year Ended December 31, 2001

Subordinated loan, December 31, 2000	$25,000
Increases (decreases)	0
Subordinated loan, December 31, 2001	$25,000

The accompanying notes are an integral part of these financial statements.

Visun Securities Corporation
Computation of Net Capital
As of December 31, 2001

Total stockholder's equity	$37,303
DEDUCT:	
Equity not allowable	0
Total stockholder's equity qualified for net capital	$37,303
ADD:	
Liabilities subordinated to claims of general creditors allowable ion computation of net capital	25,000
Total	62,303
Less nonallowable assets	(18,874)
Less haircuts on securities	(4,372)
Net capital	$39,057

The accompanying notes are an integral part of these financial statements.

Visun Securities Corporation
Statement for Determination of
Reserve Requirements
As of December 31, 2001

Minimum net capital required	1,401
Minimum dollar net capital requirement of reporting broker	25,000
Net capital requirement	25,000
Excess net capital	14,057

Computation of Aggergate Indebtedness

Total aggergate indebtedness	$21,010
Percent of aggregate indebtedness to net capital	54

The accompanying notes are an integral part of these financial statements.

Visun Securities Corporation
Reconciliation between Audited Balance Sheet
and Unaudited Statement of Financial Condition
As of December 31, 2001

Total liabilities and capital per unaudited statement	$83,047
change in accrual of prepaid taxes	266
Total liabilites and equity per auditied statement	$83,313

The accompanying notes are an integral part of these financial statements.